UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NETSPEND HOLDINGS, INC.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

64118V106
(CUSIP Number)

JLL Partners Fund IV, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

JLL Partners Fund V, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 4,239,677*
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 4,239,677*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,677*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%**
14		TYPE OF REPORTING PERSON PN

*Does not include up to an additional 1,999,950 shares of Issuer’s Common Stock issuable upon conversion of 199,995 shares of Series A Convertible Preferred Stock of Issuer as described in Item 5(a)(viii).
**Based on 69,750,723 shares of common stock outstanding as of October 26, 2012, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2012.

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 4,239,677*
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 4,239,677*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,677*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%**
14		TYPE OF REPORTING PERSON PN

*Does not include up to an additional 1,999,950 shares of Issuer’s Common Stock issuable upon conversion of 199,995 shares of Series A Convertible Preferred Stock of Issuer as described in Item 5(a)(viii).
**Based on 69,750,723 shares of common stock outstanding as of October 26, 2012, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2012.

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. IV, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 4,239,677*
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 4,239,677*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,677*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%**
14		TYPE OF REPORTING PERSON OO

*Does not include up to an additional 1,999,950 shares of Issuer’s Common Stock issuable upon conversion of 199,995 shares of Series A Convertible Preferred Stock of Issuer as described in Item 5(a)(viii).
**Based on 69,750,723 shares of common stock outstanding as of October 26, 2012, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2012.

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 10,599,548*
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 10,599,548*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,599,548*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%**
14		TYPE OF REPORTING PERSON PN

*Does not include up to an additional 5,000,050 shares of Issuer’s Common Stock issuable upon conversion of 500,005 shares of Series A Convertible Preferred Stock of Issuer as described in Item 5(a)(viii).
**Based on 69,750,723 shares of common stock outstanding as of October 26, 2012, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2012.

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 10,599,548*
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 10,599,548*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,599,548*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%**
14		TYPE OF REPORTING PERSON PN

*Does not include up to an additional 5,000,050 shares of Issuer’s Common Stock issuable upon conversion of 500,005 shares of Series A Convertible Preferred Stock of Issuer as described in Item 5(a)(viii).
**Based on 69,750,723 shares of common stock outstanding as of October 26, 2012, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2012.

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 10,599,548*
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 10,599,548*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,599,548*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%**
14		TYPE OF REPORTING PERSON OO

*Does not include up to an additional 5,000,050 shares of Issuer’s Common Stock issuable upon conversion of 500,005 shares of Series A Convertible Preferred Stock of Issuer as described in Item 5(a)(viii).
**Based on 69,750,723 shares of common stock outstanding as of October 26, 2012, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2012.

SCHEDULE 13D
CUSIP No. 64118V106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 14,839,225*
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 14,839,225*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,839,225*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%**
14		TYPE OF REPORTING PERSON IN

*Does not include up to an additional 7,000,000 shares of Issuer’s Common Stock issuable upon conversion of 700,000 shares of Series A Convertible Preferred Stock of Issuer as described in Item 5(a)(viii).
**Based on 69,750,723 shares of common stock outstanding as of October 26, 2012, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2012.

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 28, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on August 17, 2011 (“Amendment No. 1”).  The Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, are collectively referred to herein as the “Schedule 13D”.

This Amendment No. 2 relates to the common stock, par value $0.001 per share (the “Common Stock”), of NetSpend Holdings, Inc., a Delaware corporation (the “Issuer”), owned by the Reporting Persons.  Except as specifically amended by this Amendment No. 2, items in the Schedule 13D are unchanged.

Information in this Amendment No. 2 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following text as the penultimate paragraph thereof:

On February 19, 2013, the Issuer, Total System Services, Inc., a Georgia corporation (“Parent”), and General Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Sub”), executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which and subject to the terms and conditions of which, General Merger Sub, Inc. will merge into the Issuer with the Issuer being the surviving corporation (the “Merger”), each outstanding share of Common Stock of the Issuer will be converted into the right to receive an amount in cash, without interest, equal to $16.00, and each outstanding share of Series A Convertible Preferred Stock of the Issuer will be converted into the right to receive an amount in cash, without interest, equal to $160.00.  In connection with the Merger Agreement, on February 19, 2013, JLL Fund IV, JLL Fund V and Parent executed a voting agreement (the “Voting Agreement”) pursuant to which and subject to the terms and conditions of which, JLL Fund IV and JLL Fund V agreed to vote the shares of Common Stock held by JLL Fund IV and JLL Fund V in favor of the adoption and approval of the Merger Agreement and the approval of the Merger and the other transactions contemplated in the Merger Agreement and against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement and any other action, agreement or transaction that would reasonably be expected to materially impede the consummation of the Merger or the other transactions contemplated by the Merger Agreement.  If consummated, the transactions contemplated in the Merger Agreement would result in the disposition of all of the shares of Common Stock and Series A Convertible Preferred Stock held by JLL Fund IV and JLL Fund V in the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(a)
 (i)  JLL Fund IV is the direct and the beneficial owner of 4,239,677 shares of the Issuer’s Common Stock, which represents 6.1% of the outstanding shares of the Issuer’s Common Stock.

(ii)  By virtue of its position as the general partner of JLL Fund IV, JLL Associates IV may be deemed to be the beneficial owner of 4,239,677 shares of the Issuer’s Common Stock, which represent 6.1% of the outstanding shares of the Issuer’s Common Stock.

(iii)  By virtue of its position as the general partner of JLL Associates IV, JLL Associates G.P. IV may be deemed to be the beneficial owner of 4,239,677 shares of the Issuer’s Common Stock, which represent 6.1% of the outstanding shares of the Issuer’s Common Stock.

(iv)  JLL Fund V is the direct and the beneficial owner of 10,599,548 shares of the Issuer’s Common Stock, which represents 15.2% of the outstanding shares of the Issuer’s Common Stock.

(v)  By virtue of its position as the general partner of JLL Fund V, JLL Associates V may be deemed to be the beneficial owner of 10,599,548 shares of the Issuer’s Common Stock, which represent 15.2% of the outstanding shares of the Issuer’s Common Stock.

(vi)  By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. V may be deemed to be the beneficial owner of 10,599,548 shares of the Issuer’s Common Stock, which represent 15.2% of the outstanding shares of the Issuer’s Common Stock.

(vii)  By virtue of his position as the sole member of JLL Associates G.P. IV and JLL Associates G.P. V, Mr. Levy may be deemed to be the beneficial owner of 14,839,225 shares of the Issuer’s Common Stock, which represent 21.3% of the outstanding shares of the Issuer’s Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares

(viii)  The Reporting Persons have the right to acquire up to an additional 1,999,950 shares of Issuer’s Common Stock upon conversion of 199,995 shares of Series A Convertible Preferred Stock of Issuer previously issued to JLL Fund IV and up to an additional 5,000,050 shares of Issuer’s Common Stock upon conversion of  500,005 shares of Series A Convertible Preferred Stock of Issuer previously issued to JLL Fund V, each as described in more detail in Amendment No. 1; provided, however, that no holder of shares of Series A Convertible Preferred Stock may convert any of their shares into shares of Issuer’s Common Stock if (a) upon completing such conversion the holder, together with its affiliates, would own or control shares of Issuer’s Common Stock representing 24.9% or more of the outstanding voting securities of the Issuer, and (b) such conversion would require prior approval or notice under any state law then applicable to the Issuer or its subsidiaries. Due to the conditional nature of the conversion right, the cover to this Amendment No. 2 does not include shares of Issuer’s Common Stock issuable upon conversion of Series A Convertible Preferred Stock.

Each of the Reporting Persons disclaims beneficial ownership of shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

No transactions in the Issuer’s Common Stock were effected by any of the Reporting Persons during the sixty days preceding the date of this Amendment No. 2.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following text as the penultimate paragraph thereof:

Pursuant to the Voting Agreement, JLL Fund IV and JLL Fund V have, subject to the terms and conditions thereof, agreed to vote the shares of Common Stock held by JLL Fund IV and JLL Fund V in favor of the adoption and approval of the Merger Agreement and the approval of the Merger and the other transactions contemplated in the Merger Agreement and against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement and any other action, agreement or transaction that would reasonably be expected to materially impede the consummation of the Merger or the other transactions contemplated by the Merger Agreement.  Pursuant to the Voting Agreement JLL Fund IV and JLL Fund V have also agreed not to transfer shares of Common Stock or Series A Convertible Preferred Stock until such time as the Merger Agreement has terminated in accordance with its terms, except as permitted by the Voting Agreement. A copy of the Voting Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Exhibit E                 Voting Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2013

JLL PARTNERS FUND IV, L.P.

By its General Partner, JLL Associates IV, L.P.
By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. IV, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2013

JLL ASSOCIATES IV, L.P.

By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. IV, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2013

JLL ASSOCIATES G.P. IV, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2013

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2013

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2013

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2013

/s/ Paul S. Levy
Paul S. Levy